Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 30, 2022 with respect to the consolidated financial statements included in the Annual report of Augmedix, Inc. and subsidiaries, on Form 10-K, which was filed with the SEC on April 17, 2023, for the year ended December 31, 2021, before the effects of the adjustment for the correction of the error described in Note 2 to the consolidated financial statements. We consent to the incorporation by reference of said report in the Registration Statement of Augmedix, Inc. on Form S-3. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Frank, Rimerman + Co. LLP

San Francisco, California

May 19, 2023